EXHIBIT 10.4

401(k) Plan
Attachment D
Page 1 of 9

CLECO POWER LLC
401(k) SAVINGS AND INVESTMENT PLAN
(As Amended and Restated Effective October 1, 2005)

AMENDMENT NUMBER 2

WHEREAS, Cleco Power LLC sponsors the Cleco Power LLC 401(k) Savings and Investment Plan (the "Plan"), which was originally established effective as of January 1, 1985; and

WHEREAS, the Plan most recently was amended and restated effective October 1, 2005; and

WHEREAS, Cleco Power LLC desires to amend the Plan to clarify the definition of compensation, to add automatic enrollment, to expand loans to all of a Participant's Accounts, and to allow participants to direct the investment of their entire accounts.

NOW, THEREFORE, the Plan hereby is amended in the following respects:

1.   **Compensation.** Effective as of May 1, 2007, the first paragraph of Plan Section 1.12 is amended to read as follows:

1.12   Compensation: The total compensation actually paid to the respective Participants by the Employer during the applicable payroll period, including salaries, wages, commissions, overtime pay and any other payments of compensation which would be subject to tax under Code Section 3401(a), determined without regard to any dollar limitations under Code Section 3121(a)(1). The Compensation of a Participant will also include any amount that is not currently includable in the Participant's gross income by reason of the application of Code Sections 125, 402(a)(8), 402(h)(1)(B) or 403(b). The Compensation of the respective Participants as reflected by the books and records of the Employer will be conclusive. However, Compensation will not include the following items (even if they are includable in a Participant's gross income):

(a)	adoption assistance (cash and non-cash),
(b)	commuting assistance (cash and non-cash),
(c)	gifts (cash and non-cash),
(d)	dividends,
(e)	moving expense reimbursements,
(f)	payments for opting out of Employer welfare benefit plans,
(g)	relocation allowances,
(h)	reimbursements or other expense allowances,

(i)   all other fringe benefits (cash and non-cash),

(j)   severance pay (including COBRA premium reimbursements and outplacement reimbursements),

(k)   all other welfare benefits (other than those deferred on a pre-tax basis under Section 125),

(l)   benefits accrued (other than salary deferrals) or paid pursuant to any deferred compensation plan (including any adjustments, gross-ups, or payments because of FICA tax liability arising as a result of any deferred compensation plan),

(m)   the value of all benefits accrued or paid under any long-term incentive compensation plan (including any dividends that may be paid pursuant to any such plan),

(n)   income from the exercise of stock options, and

(o)   income from stock dispositions (whether qualifying or disqualifying).

Notwithstanding anything herein to the contrary, effective January 1, 1989, in no event will the Compensation taken into account under the Plan for any Participant during a given Plan Year exceed $200,000 or such other dollar amount as may be prescribed by the Secretary of the Treasury or his delegate under Code Section 401(a)(17).

2.   **Application to Defer.** Effective September 1, 2007, Section 3.4 is amended to read as follows:

3.4   Application by Participants: Each Employee who becomes eligible to participate in the Plan and who desires to make Pre-Tax Contributions must complete an application in such form as the Committee prescribes and according to administrative procedures the Committee may establish, in which the Participant may elect to make Pre-Tax Contributions that total no more than fifty (50%) of his Compensation, and must designate the amount, if any, of his Pre-Tax Basic Contribution and Pre-Tax Excess Contribution, as provided under Section 4.2, and his choice of investment options under Section 8.1. The Employee's Pre-Tax Contributions election will be put in effect as soon as administratively feasible after the Employee properly files his application according to rules the Committee prescribes. An Employee will be deemed to have made a deferral application as provided in Section 4.2(f).

3.   Automatic Enrollment. Effective September 1, 2007, Section 4.2 is amended to read as follows:

4.2   Pre-Tax Contributions: Each Participant who has chosen to defer a portion of his salary as a Pre-Tax Basic Contribution to the Plan pursuant to Section 3.4 may elect to defer any whole percentage, up to a maximum of six (6%) of his Compensation as a Pre-Tax Basic Contribution. In addition, the Participant may elect to defer any whole percentage, up to a maximum of forty-four (44%) of his Compensation, as a Pre-Tax Excess Contribution. Each such contribution, if any, will be determined as of the last day of each payroll period and contributed to the Trust Fund by the Employer as soon as administratively feasible thereafter. Each Participant's Pre-Tax Contribution Account will be fully vested and nonforfeitable at all times.

(a)   Notification of Deferral Elections: Each Participant must notify the Committee of the amount he elects to defer as a Pre-Tax Basic Contribution and as a Pre-Tax Excess Contribution, according to administrative procedures the Committee may establish, until such time as the Committee authorizes the discontinuance of the Pre-Tax Contributions according to uniform, nondiscriminatory policies the Committee may develop. A Participant's deferral election or automatic deferral election under Section 4.2(f) will continue in effect during subsequent Plan Years unless the Participant notifies the Committee of his election to change or discontinue his Pre-Tax Basic Contribution or his Pre-Tax Excess Contribution according to administrative procedures the Committee may establish.

(b)   Changes in Deferral Elections: A Participant may change or discontinue the amount of his Pre-Tax Basic Contribution and/or Pre-Tax Excess Contribution at any time during the Plan Year by directing the Committee, according to administrative procedures the Committee may establish.

(c)   Automated Response Unit: The Committee may, as a part of the administrative procedures it establishes and in lieu of written procedures contemplated in this Plan, authorize use of an "automated response unit" which generates written acknowledgments of transactions.

(d)   Limits on Deferrals: No Participant will be permitted to have Pre-Tax Contributions made under this Plan, or any other qualified plan the Company maintains during any taxable year, in excess of the dollar limitation of Code Section 402(g) in effect for such taxable year, except to the extent permitted by Code Section 414(v). If a Participant's Pre-Tax Contributions exceed the applicable limit described in the preceding sentence, or if the Participant submits a written claim to the Committee, at the time and in the manner the Committee prescribes specifying the amount of Pre-Tax Contributions that exceeds the applicable limit of Code Section 402(g) when added to the amounts the Participant deferred in other plans or arrangements, then such excess (the "Excess Deferrals"), plus any income and minus any loss allocable to such amount, will be returned to the Participant by the April 15 of the following year.

(e)   Catch-Up Contributions: All Employees who are eligible to make Pre-Tax Contributions under this Plan and who have attained age 50 before the close of the Plan Year will be eligible to make catch-up contributions according to and subject to the limitations of Code Section 414(v). Such catch-up contributions will not be taken into account for purposes of the provisions of the Plan implementing the required limitations of Code Sections 402(g) and 415. The Plan will not be treated as failing to satisfy the provisions of the Plan implementing the requirements of Code Sections 401(k)(3), 401(k)(11), 401(k)(12), 410(b), or 416, as applicable, by reason of the making of such catch-up contributions.

(f)   Automatic Deferrals. If, on or before 45th day after the later of the date an Employee becomes eligible to participate under Section 3.1 or after September 1, 2007 (the "Employee's Effective Date of Automatic Deferrals"), the Employee has not affirmatively chosen to defer a portion of his Compensation as a Pre-Tax Basic Contribution to the Plan (including a zero Pre-Tax Contribution percentage), the Participant will automatically be enrolled to defer 4% of his Compensation as a Pre-Tax Basic Contribution. This Section 4.2(f) will apply only to an Employee who is eligible under the terms of the Plan and who:

(1)   commenced employment with the Employer on or after September 1, 2007,

(2)   again commenced employment with the Employer (i.e., was rehired) on or after September 1, 2007, or

(3)   was an Employee on September 1, 2007 and as of that date has neither made a Pre-Tax Contribution to the Plan nor affirmatively opted out of making Pre-Tax Contributions to the Plan.

(g)   Opting Out Before Becoming a Participant.   At any time before the Employee's Effective Date of Automatic Deferrals, the Employee may affirmatively elect, according to rules the Committee prescribes, a Pre-Tax Contribution percentage that is different from that specified in Section 4.2(f) (including a zero Pre-Tax Contribution percentage). The Employee's election will be put in effect as soon as administratively feasible after the Employee properly files his application according to rules the Committee prescribes.

(h)   Opting Out After Becoming a Participant.   If before Employee's Effective Date of Automatic Deferrals, the Employee has not affirmatively elected, according to rules the Committee prescribes, a Pre-Tax Contribution percentage that is different from that specified in Section 4.2(f) (including a zero Pre-Tax Contribution percentage), then at any time thereafter the Employee may affirmatively elect, according to rules the Committee prescribes, a Pre-Tax Contribution percentage that is different from that specified in Section 4.2(f) (including a zero Pre-Tax Contribution percentage). The Employee's election will be put in effect as soon as administratively feasible after the Employee properly files his application according to rules the Committee prescribes.

4.   Notice and Withdrawal of Automatic Deferrals. Effective September 1, 2007, Article VII is amended to add a new Section 7.6 at the end of that Article:

7.6   Notice and Withdrawal of Automatic Deferrals:

(a)   Notice of Automatic Deferral Election.   At the time an individual becomes an Employee and within a reasonable period before each Plan Year, the Committee will provide each Employee to whom Section 4.2(f) applies a notice of the Employee's rights and obligations under Section 4.2(f) (an "Automatic Deferral Notice"). The Automatic Deferral Notice will explain the automatic reduction in the Employee's Compensation for purposes of making Pre-Tax Contributions according to Section 4.2(f) and the Employee's right to elect affirmatively either a different reduction amount or no reduction. The notice will also describe the procedures for making such an election and the period during which such an election may be made. The notice will be:

(1)   sufficiently accurate and comprehensive to apprise the employee of such rights and obligations, and

(2)　written in a manner calculated to be understood by the average Employee to whom the arrangement applies.

(b)　Time and Form of Notice.

(1)　An Automatic Deferral Notice will include an explanation of the Employee's right to elect not to have Pre-Tax Contributions made on the Employee's behalf (or to elect to have Pre-Tax Contributions made at a different percentage),

(2)　the Employee will have a reasonable period of time after receipt of the Automatic Deferral Notice and before the first Pre-Tax Contribution is effective to make such election, and

(3)　the Automatic Deferral Notice will explain how contributions made under Section 4.2(f) will be invested in the absence of any investment election by the Employee.

5.　**Loans.** Effective April 1, 2007, Section 7.5 is amended to read as follows:

7.5　Loans: Any Participant who is a "party in interest" (as defined in Section 3(14) of ERISA) (hereinafter "Borrower") may make application to the Committee (according to administrative procedures the Committee establishes) to borrow from his Accounts, and the Committee in its sole discretion may permit such a loan. Loans shall be granted in a uniform and nondiscriminatory manner on terms and conditions the Committee determines that will not result in more favorable treatment of highly compensated employees and will be set forth in written procedures the Committee promulgates according to applicable governmental regulations. All such loans shall also be subject to the following terms and conditions:

(a)　The amount of the loan when added to the amount of any outstanding loan or loans to the Borrower from any other plan of the Employer or an Affiliate which is qualified under Code Section 401(a) shall not exceed the lesser of:

(1)　$50,000, reduced by the excess, if any, of the highest outstanding balance of loans from all such plans during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made, provided, that such amount shall not exceed fifty percent (50%) of the vested value of the Borrower's Account balance, or

(2)   fifty percent (50%) of the present value of Borrower's vested Account balance under the Plan.

In no event may a Borrower take a loan from the Plan of less than $1,000.

(b)   The loan shall be for a term not to exceed five (5) years and shall be evidenced by a note signed by the Borrower. The loan shall be payable in periodic installments and shall bear interest at a reasonable rate which the Committee shall determine on a uniform and consistent basis. A Borrower who is an Employee will make payments by means of payroll deduction from the Borrower's compensation. If the Borrower is not receiving compensation from the Employer, the Borrower shall make loan repayment according to procedures the Committee establishes. A Borrower may repay an outstanding loan in full at any time according to procedures the Committee establishes.

(c)   If an installment payment is not paid within seven (7) days following the monthly due date, the Committee shall give written notice to the Borrower sent to his last known address. If such installment payment is not made within thirty (30) days thereafter, the Committee shall proceed with foreclosure in order to collect the full remaining loan balance or shall make such other arrangements with the Borrower as the Committee deems appropriate. Foreclosures need not be effected until occurrence of a distributable event under the terms of the Plan and no rights against the Borrower or the security shall be deemed waived by the Plan as a result of such delay.

(d)   The unpaid balance of the loan, together with interest thereon, shall become due and payable on the date of distribution of the Account and the Trustee shall first satisfy the indebtedness from the amount payable to the Borrower or to the Borrower's Beneficiary before making any payments to the Borrower or to the Beneficiary.

(e)   Any loan to a Borrower under the Plan shall be adequately secured. Such security shall include a pledge of a portion of the Borrower's right, title, and interest in the Trust Fund, which shall not exceed fifty percent (50%) of the present value of the Borrower's vested Account balance under the Plan as determined immediately after the Plan extends the loan. The Borrower's execution of a promissory note shall evidence such pledge. The promissory note will grant the security interest and provide that, if the Borrower defaults on a loan repayment, the Committee shall be authorized to take all appropriate lawful actions necessary to enforce collection of the unpaid loan.

(f)   A Borrower shall make a request for a loan according to administrative procedures the Committee establishes and shall specify the amount of the loan. If a Borrower's request for a loan is approved, the loan shall be made in a lump-sum payment of cash to the Borrower. The cash for such payment shall be obtained by redeeming proportionately as of the date of payment the Investment Fund or Funds, or portions thereof, that are credited to the Accounts of such Borrower.

(g)   A loan to a Borrower shall be considered an investment of the Accounts of the Borrower from which the loan is made. All loan repayments shall be credited pro rata to the Participant's Pre-Tax Contribution Account and invested in shares of one or more of the Investment Funds according to Section 8.1.

(h)   Only one loan may be outstanding for a Borrower at any given time.

6.   Investment Funds. Effective January 1, 2007, Section 8.1(a) is amended to read as follows:

(a)   <u>Investment Funds</u>: The Trust Fund shall be invested in separate Investment Funds the Committee chooses and establishes. The Committee may adjust the number and types of Investment Funds to be established or discontinued as it deems advisable. One such Investment Fund, however, shall be the <u>Common Stock Fund</u>, which will be invested and reinvested in the Common Stock of the Company and which will be considered part of the ESOP Fund. The Trustee, the Committee, or a recordkeeper the Committee designates shall maintain records for each Participant's After-Tax Contribution Account, Employer Matching Contribution Account, Pre-Tax Contribution Account, the ESOP Account, and Rollover Account, if any, that reflect the value of each Participant's share of the Investment Funds.

7.   Default Investment Fund. Effective September 1, 2007, Section 8.1(b) is amended to read as follows:

(b)   Investment Directions: A Participant or Beneficiary may direct the Committee to instruct the Trustee to invest his Accounts in any of the Investment Funds the Committee establishes. To the extent provided under ERISA section 404(c), the Trustee, the Committee and other fiduciaries of the Plan will not be liable for any loss, or by reason of any breach, that results from such Participant's or Beneficiary's investment direction. If a Participant or Beneficiary who has investment authority under the terms of the Plan fails to provide investment directions with respect to all or a portion of the Participant's or Beneficiary's Accounts, the Trustee will invest such portion in the default investment fund or funds the Committee designates from time to time.

8.   **Diversification.** Effective April 1, 2007, Section 8.2 is amended to read as follows:

8.2   Diversification Election: Participants and Beneficiaries may direct the Committee to instruct the Trustee to invest the Company Stock in the Participant's or Beneficiary's ESOP Account attributable to Employer Matching Contributions and ESOP Contributions in any of the Investment Funds the Committee establishes.

IN WITNESS WHEREOF, Cleco Power LLC has executed this amendment this 23rd day of   July   2007.

CLECO POWER LLC

By: /s/ Kathleen F. Nolen
            Kathleen F. Nolen
            Senior Vice President, CFO &
            Treasurer